STRATEGIC FUNDS, INC.
200 PARK AVENUE
NEW YORK, NEW YORK 10166

August 17, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  John C. Grzeskiewicz, Esq.

Re:	Strategic Funds, Inc.
Registration Statement on Form N-14
File Numbers: 333-168329; 811-03940

Ladies and Gentlemen:

On July 27, 2010, Strategic Funds, Inc. (the "Fund") filed a Registration Statement on Form N-14 (File No.: 333-168329) (the "Registration Statement") with the Securities and Exchange Commission (the "Commission").  The Registration Statement relates to the offering of shares of Dreyfus Active MidCap Fund (the "Series") in connection with the proposed reorganizations of Dreyfus S&P STARS Opportunities Fund and Dreyfus Structured Midcap Fund into the Series.

The Fund omitted inadvertently the following delaying amendment language on the cover page to the Registration Statement:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to conversations with the staff of the Commission, the Fund is filing this letter to undertake not to solicit shareholder approval of the reorganizations through the distribution of the prospectus/proxy statements filed as part of the Registration Statement without complying with Section 8(a) of the Securities Act of 1933, as amended, and Rule 473 thereunder, including receipt of an order from the Commission declaring the Registration Statement effective.

Very truly yours,

/s/ Jeff Prusnofsky
Jeff Prusnofksy
Vice President